SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Mid-Con Energy Partners, L.P.

(Name of Issuer)

Common Units, 0.0001 par value

(Title of Class of Securities)

59560V109

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins, Esq.

Robert Shoemaker, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

January 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Goff REN Holdings, LLC 47-4391712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff MCEP Holdings, LLC 81-3396189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff MCEP II, LP 82-3200239
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff Focused Energy Strategies, LP 82-2764240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS GFS REN GP, LLC 82-1855370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS GFS MCEP GP, LLC 82-3140560
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS GFS Energy GP, LLC 82-2764077
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

Item 1 is amended to include the following:

This Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned on August 16, 2016, as amended and supplemented by Amendment No. 1 to the Schedule 13D, filed on February 27, 2017, as amended and supplemented by Amendment No. 2 to the Schedule 13D, filed on November 17, 2017 as amended and supplemented by Amendment No. 3 to the Schedule 13D, filed on February 5, 2018, as amended and supplemented by Amendment No. 4 to the Schedule 13D, filed on November 30, 2018, as amended and supplemented by Amendment No. 5 to the Schedule 13D, filed on January 3, 2019, as amended and supplemented by Amendment No. 6 to the Schedule 13D, filed on June 8, 2020, as amended and supplemented by Amendment No. 7 to the Schedule 13D filed on October 27, 2020 (as amended and supplemented, collectively, this “Schedule 13D”). The address of the issuer’s office is 2431 East 61st Street, Suite 850, Tulsa, Oklahoma 74136. This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

As disclosed in the Issuer’s Current Report on Form 8-K (“Form 8-K”) filed on January 21, 2021, pursuant to the terms of the Agreement and Plan of Merger the Issuer entered into on October 25, 2020, the Issuer merger with and into Michael Merger Sub LLC (the “Merger”) and became a wholly-owned, direct subsidiary of Contango Oil & Gas Company (“Contango”) on January 21, 2021. In connection with the consummation of the Agreement and Plan of Merger, Contango and the Issuer notified the NASDAQ Global Select Market that each issued and outstanding Unit of the Issuer was exchanged for shares of common stock of Contango, par value $0.04 per share (the “Contango Common Stock”). As a result, the Reporting Persons no longer own 5% or more of the Units and are filing this Schedule 13D as an exit filing.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On January 21, 2021, in accordance with the Merger Agreement, at the effective time of the Merger, each of the Reporting Person’s Units became exchangeable for 1.7500 validly issued, fully paid and non-assessable shares of Contango Common Stock. On January 20, 2021, the closing price of Contango Common Stock was $3.13.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Units reported beneficially owned by each person named herein is based upon 0 Units outstanding as of January 21, 2021.

A.	As of the date of this filing:

i.

Goff MCEP Holdings, Goff MCEP II, Goff REN, Goff REN II, Goff Energy, Family Investments, Goff Foundation, Goff Capital, GFS MCEP, GFS REN, GFS Energy, GFS Management, GFS, GFT, Goff Family Trust, Travis Goff, and John C. Goff may be deemed to beneficially own 0 Units, constituting approximately 0.0% of the Units outstanding.

B.	Shared voting and dispositive powers of the Reporting Persons:

a.

As manager of Goff MCEP Holdings and general partner of Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCEP Holdings and Family Investments Common Units. Goff Capital disclaims beneficial ownership of Common Units held by Goff MCEP Holdings, except to the extent of its pecuniary interest therein.

b.

As manager of Goff REN and Goff REN II, GFS REN may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff REN and Goff REN II Common Units. GFS REN disclaims beneficial ownership of the Common Units held by Goff REN and Goff REN II, except to the extent of its pecuniary interest therein.

c.

As general partner of Goff MCEP II, GFS MCEP may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCEP II Common Units. GFS MCEP disclaims beneficial ownership of the Common Units held by Goff MCEP II, except to the extent of its pecuniary interest therein.

d.

As general partner of Goff Energy, GFS Energy may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff Energy Common Units. GFS Energy disclaims beneficial ownership of the Common Units held by Goff Energy, except to the extent of its pecuniary interest therein.

e.

As managing member of GFS REN, GFS MCEP and GFS Energy, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Common Units. GFS Management disclaims beneficial ownership of the Common Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

f.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Common Units. GFS disclaims beneficial ownership of the Common Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

g.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Common Units. GFT disclaims beneficial ownership of the Common Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

h.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Family Trust and Family Investments Common Units. Goff Family Trust disclaims beneficial ownership of the Common Units held by Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Family Trust, and Family Investments except to the extent of its pecuniary interest therein.

i.

As president of Goff Capital and GFS, Travis Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, and Family Investments Common Units. Travis Goff disclaims beneficial ownership of the Common Units held by Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, and Family Investments except to the extent of its pecuniary interest therein.

j.

As Chief Executive Officer of Goff Capital, as sole trustee of Goff Family Trust, as managing member and Chief Executive Officer of GFS, and as the sole board member of Goff Foundation, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCEP Holdings, Goff Foundation, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Family Trust and Family Investments Common Units. John C. Goff disclaims beneficial ownership of the Common Units held by Goff MCEP Holdings, Goff Foundation, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Family Trust, and Family Investments except to the extent of its pecuniary interest therein.

k.

No person other than the persons disclosed in this Schedule 13D are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Units.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    January 22, 2021

John C. Goff			Goff Capital, Inc.

By:	/s/ John C. Goff		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer
Goff REN Holdings, LLC
	By:	its Manager, GFS REN GP, LLC	GFS REN GP, LLC
				By:	its Managing Member, GFS Management, LLC
By:	/s/ John C. Goff				By:	its Managing Member, Goff Focused Strategies LLC
John C. Goff, Chief Executive Officer

Goff REN Holdings II, LLC
	By:	its Manager, GFS REN GP, LLC	By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

By:	/s/ John C. Goff		GFS MCEP GP, LLC
	John C. Goff, Chief Executive Officer			By:	its Managing Member, GFS Management, LLC
					By:	its Managing Member, Goff Focused Strategies LLC
Goff MCEP Holdings, LLC
	By:	its Manager, Goff Capital, Inc.

By:	/s/ John C. Goff		By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer			John C. Goff, Chief Executive Officer

Goff MCEP II, LP			GFS Energy GP, LLC
	By:	its General Partner, GFS MCEP GP, LLC		By:	its Managing Member, GFS Management, LLC
					By:	its Managing Member, Goff Focused Strategies LLC
By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Energy Strategies, LP			By:	/s/ John C. Goff
	By:	its General Partner, GFS Energy GP, LLC		John C. Goff, Chief Executive Officer

By:	/s/ John C. Goff		Travis Goff
John C. Goff, Chief Executive Officer
			By:	/s/ Travis Goff

GFS Management, LLC
	By:	its managing member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFT Strategies, LLC
	By:	its controlling equity holder, John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

Goff Family Investments, LP
	By:	its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

The Goff Family Foundation

By:	/s/ John C. Goff
John C. Goff, Sole board member